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                              December 23, 2020

       Patrick Orlando
       Chairman and Chief Executive Officer
       Benessere Capital Acquisition Corp.
       777 SW 37th Avenue, Suite 510
       Miami, FL 33135-3250

                                                        Re: Benessere Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Form S-1 filed December 14, 2020
                                                            File No. 333-249814

       Dear Mr. Orlando:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed December 14, 2020

       Exclusive forum for certain lawsuits, page 131

   1.                                                   We note that Section
12.1 of Exhibit 3.2, the Amended and Restated Certificate of
                                                        Incorporation, provides
that the federal district courts will be the exclusive forum for
                                                        Securities Act claims,
while disclosure here and in your risk factor on page 58 provides that the exclusive
forum provision does not apply to claims under the Securities Act.
                                                        Please reconcile the
disclosure with Exhibit 3.2. If the federal courts will be the exclusive forum for Securities
Act claims, please revise disclosure to address any uncertainty around the enforceability of
the provision, given the concurrent jurisdiction provided in Section
                                                        22 of the Securities
Act.
       Report of Independent Registered Public Accounting Firm, page F-2

   2. We note that certain events disclosed in the notes to financial statements occurred after the
 Patrick Orlando
Benessere Capital Acquisition Corp.
December 23, 2020
Page 2
         date of the audit report. Please tell us what consideration your auditor gave to AS 3110 when determining the appropriate date for the audit report, and revise as necessary.
        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNamePatrick Orlando                             Sincerely,
Comapany NameBenessere Capital Acquisition Corp.
                                                              Division of
Corporation Finance
December 23, 2020 Page 2                                      Office of Real
Estate & Construction
FirstName LastName